UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated:  February 20, 2008

Commission File Number: 333-141113

BRITANNIA BULK PLC

Dexter House

2nd Floor

2 Royal Mint Court
London  EC3N 4QN

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒                 Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1):

Yes   ☐                             No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(7):

Yes    ☐                             No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐                             No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Acquisition of Bulk Carrier Vessels

On February 14, 2008, Oceanic Bulk Services S.A. (“Oceanic”), a wholly-owned subsidiary of Britannia Bulk Plc (the “Company”) acquired and took delivery of the Ice Trader II for approximately $35.5 million pursuant to a memorandum of agreement and addendum dated January 22, 2008.  The Ice Trader II is a 1995 built approximately 43,705 DWT bulk carrier vessel.  On February 18, 2008, Enterprise Bulk Services S.A. (“Enterprise”), a wholly-owned subsidiary of the Company acquired and took delivery of the Ice Power II for approximately $35.5 million pursuant to a memorandum of agreement and addendum each dated January 22, 2008.  The Ice Power II is a 1995 built approximately 43,705 DWT bulk carrier vessel.  Pursuant to novation agreements with respect to the Ice Trader II and Ice Power II, the Company assumed existing time charters for both vessels, each at a rate of $25,000 per day for a specified period of time.  These vessels are required to be delivered to the charterer in June 2008 and September 2008, respectively.  The time charters expire on January 15, 2009.

The Company funded these acquisitions through cash available from operations and borrowings under its secured bridge facility entered into with Lloyds TSB Bank Plc on February 13, 2008, as described below.

Secured Bridge Facility

On February 13, 2008, in connection with financing the purchase price for the acquisition of the Ice Trader II and the Ice Power II described above, the Company, as borrower, entered into a loan agreement relating to a secured bridge facility with Lloyds TSB Bank Plc as original lender, agent and security trustee.  As conditions precedent to making the secured bridge facility available to the Company, Enterprise and Oceanic entered into, among other documents, guarantee agreements regarding the facility in favor of the security trustee.  The secured bridge facility consists of a $30.0 million term loan facility currently fully drawn and bearing interest at a rate equal to the London Interbank Offered Rate, or LIBOR, plus 2.00%.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized

BRITANNIA BULK PLC

/s/ Fariyal Khanbabi
Fariyal Khanbabi
Date: February 20, 2008	Chief Financial Officer